EXHIBIT 3.1
BOARD OF DIRECTORS OF
STURM, RUGER & COMPANY, INC.
AMENDMENT TO BY-LAWS
          RESOLVED: that effective as of October 19, 2006, pursuant to Article 3, Section 2 of the By-Laws of the Corporation, the number of Directors constituting the Board of Directors of the Corporation shall be increased to nine (9) until such time as the number is increased or decreased by resolution of the Board of Directors.